FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of a paid advertisement to appear in the Hong Kong press on 16 April 2003.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement

Purchase of 50.03% of the capital of Société des Cadres Banque Eurofin - Connected Transaction

A subsidiary of HSBC Holdings plc has agreed to acquire 50.03% of the capital of Société des Cadres Banque Eurofin S.A.S.

CCF S.A. ("CCF"), a 99.99% owned subsidiary of HSBC Holdings plc, has agreed to acquire 50.03% of the share capital of Société des Cadres Banque Eurofin S.A.S. ("SDCBE") from a company ("GBP") owned by the Bartillat Family. SDCBE owns, as its principal asset, 1.18% of the share capital of Banque Eurofin ("Eurofin"), which is a private bank based in France whose main activities are fund and wealth management.

CCF Holding (Suisse) S.A. and CCF Banque Privée Internationale, subsidiaries of CCF, currently own 43.6% and 16.3% respectively of the share capital of Eurofin. As previously announced on 4 February 2003 CCF will also acquire, in May 2003, 11.3% of the share capital of Eurofin from the Vallet Family and, as announced on 9 April 2003, 11.81% from GBP and Mr Gérard de Bartillat with effect from 1st February 2006. The acquisition of shares from the Vallet family, Mr Gérard de Bartillat, GBP and SDCBE will increase CCF's interest in Eurofin from 59.9% to 84.20%. The consideration for the acquisition of the 50.03% of SDCBE will amount to EUR1.43million (approximately HKD11.97 million). Mr Gérard de Bartillat is a Director and the Chief Executive Officer of Eurofin.

As the total consideration amount is within the de-minimis exemption if aggregated with the other transaction with GBP and Mr Gérard de Bartillat, in respect of connected transactions under Rule 14.25(1) of the Listing Rules, details of the purchase of 50.03% of the share capital of SDCBE will be included in the Company's next published annual report and accounts in accordance with Rule 14.25(1)(A) to (D) of the Listing Rules.

Agreement date: 10 April 2003

Completion date: Completion took place on 10 April 2003

Vendor: GBP

Purchaser: CCF S.A. - a subsidiary of HSBC Holdings plc

Assets to be acquired: 50.03% of the share capital of SDCBE

Consideration: EUR 1.43 million (approximately HKD 11.97 million). This was negotiated on normal commercial terms on an arms-length basis, based on earnings, funds under management and discounted cash flow of Eurofin.

Payment terms: Payment has been made in cash on completion

Exchange rate: The Hong Kong dollar equivalent figures in this announcement have been converted at a rate of EUR1 = HK$8.37

For and on behalf of

HSBC Holdings plc

R G Barber

Group Company Secretary

15 April 2003

HSBC Holdings plc

Incorporated in England with limited liability. Registered in England: number 617987

Registered Office and Group Head Office: 8 Canada Square, London E14 5HQ, United Kingdom

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: April 15, 2003